Filed by Ambipar Emergency Response

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HPX Corp.

(SEC File No.: 001-39382)

On August 11, 2022, Ambipar Empreendimentos e Participações S.A. announced its results for the second quarter of 2022. Excerpts of this announcement relating to Emergência Participações S.A. (“Response”) are set forth below.

Ambipar Group Announces Second Quarter of 2022 Results

São Paulo, Brazil – August 11, 2022 – Ambipar Empreendimentos e Participações S.A. (“Ambipar Group”) announced today its results for the second quarter of 2022 ended June 30, 2022.

Message from Management

Ambipar Group is pleased to announce its earnings results for the second quarter of 2022 (2Q22), highlighting a year-over-year leap of 139.6% in Net Revenue and 125.9% in EBITDA. In addition, Consolidated Net Revenue hit an all-time quarterly high of R$853.4 million, reflecting record-high quarterly Net Revenue in both segments—Environment and Response. The Environment segment’s sales amounted to R$602.8 million in 2Q22 and, consequently, R$1.1 billion in the first half of 2022 (1H22) whereas those of the Response segment came to R$363.3 million in 2Q22 and R$713.7 million in 1H22. Sales growth in both segments is connected with the strategy we have been pursuing since the IPO. In addition, we are complementing our service portfolio and expanding our geographic reach substantially through acquisitions and/or organic growth. We made only one acquisition during the quarter—or, more precisely, a takeover in late June —, that of Bioenv, whose Net Revenue came to R$2.1 million in FY2021. Therefore, the 2Q22 results presented here allow us to assess our ability to grow organically by obviously capturing synergies with the acquired companies and tapping into the best capabilities of the “ecosystem” of products, services and geographic presence we have been developing over the last few years. Consolidated Net Revenue climbed by 11.4% quarter-over-quarter in 2Q22. It is worth noting the macroeconomic factors that offset the rise in Net Revenue, described in the paragraph above, and the quarter-over-quarter rise of 7.8% in EBITDA: a 1.5 percentage point (p.p.) increase in the benchmark interest rate between April and June, and a 5.8 p.p. appreciation of the Brazilian Real (BRL) against the US Dollar considering average exchange rates in 1Q22 and 2Q22. Those changes had a direct impact respectively on consolidated net interest income and on revenues from international operations when converted into BRL. Between the close of 2Q22 and the date of this earnings release, we made important announcements that give us reason to believe the Company will continue growing, strengthening the Ambipar “ecosystem”, expanding geographically and optimizing our capital structure, mainly through the acquisitions of CTA, C-Tank and Blue Ambiental, in Brazil; Graham Utilities and Ridgeline, in Canada; as well as the business combination of Ambipar Response with HPX Corp, which will initially bring in US$168 million to leverage the growth of the Response segment, mainly in North America, and due to which this Ambipar Group subsidiary will be listed on the NYSE (New York Stock Exchange.) We are committed to ensuring our business continuity and growth by seeking to seize opportunities and providing long-term returns to investors. Finally, we thank our shareholders for their trust.

Financial Performance

Net Revenue

Net revenues in the Environment and Response segments rose 213.9% and 74.8% respectively compared to 2Q21. Comparing to the immediately preceding quarter the variations were 17.3% and 3.3% and in the year-to-date 239.7% and 95.6%.

In Response, 2Q22 showed a growth of 3.3% in net revenue compared to 1Q22, even with the exchange rate effect due to the appreciation of the Real against the Dollar in the period, and with operations in foreign currency representing 66.2% of the Response gross revenues. The exchange rate in the quarter registered an average decrease of 5.8%, from R$5.23 in 1Q22 to R$4.93 in 2Q22. The growth of revenues in functional currency in all markets in which the Company operates is noteworthy. Due to the appreciation of the Real against the Dollar, gross revenue from operations in Brazil had the biggest increase, of 9.2%, compared to 1Q22. In the semester, the operation in North America stood out, with an increase of 142.4% in Reais and 156.2% in Dollars, even considering the appreciation of the Real in the period that in 1H21 reached, on average, R$ 5.37 and in 1H22, R$ 5.07. This substantial increase in gross revenues from operations in North America is mainly due to the acquisitions carried out in that region in the last 12 months with the capture of synergies and asset sharing. Likewise, gross revenues in Reais in 1H22 from Response’s operations grew 81.5% in Brazil; 60.3% in Latin America and 49.7% in Europe compared to the same period in 2021.

Cost of Services and Gross Profit

Response segment costs rose 84.4% compared to 2Q21 and 6.3% in 1Q22. The variation is mainly due to increases in Personnel expenses (64.5% and 2.0%) due to dissidia of the category; Third-Party Services (151.3% and +6.0%) due to the replacement of prices due to inflation and Fuel (246.3% and +54.0%) due to the replacement of prices due to inflation and Fuels (+288.0% and +74.0%), due to increases in diesel and gasoline prices.

In the Response segment, the gross margin of 2Q22 reached 26.8%, a result 3.9 p.p. and 2.1 p.p. lower than that recorded in 2Q21 and 1Q22, respectively. The performance reflects the increase in the cost of the services provided, as commented earlier.

SG&A

Selling, general and administrative expenses totaled R$ 36.0 million, an amount 188.0% higher than in 2Q21, mainly due to the 438.2% increase in expenses in the Environment segment due to the incorporation of the results of the companies acquired in the period. These same expenses of the Response segment decreased R$ 500 thousand compared to 2Q21.

EBITDA and EBITDA Margin

EBITDA accumulated R$ 219.6 million and increased 125.9% compared to 2Q21, due to increases of 197.8% and 61.0% in the EBITDAs of the Environment and Response segments, respectively. EBITDA margins suffered a slight contraction in the periods compared to the smaller segment due to the share of revenue from Response’s operations in North America, which have lower margins, as they are still in the process of integrating, standardizing and centralizing the operations of the various acquired, and, to a greater extent, for the reasons set out above regarding the increases in the costs of the services provided.

Subsequent Events

Mergers & Acquisitions from January 7, 2022 to date

•	HPX CORP.

On July 6, Ambipar announced in a Material Fact Notice that, by means of subsidiary Emergência Participações S.A., it had entered into an agreement for a business combination with HPX Corp. (“HPX”) (NYSE: HPX), a special purpose acquisition company (SPAC) (“Business Combination”.) Upon completion of the Business Combination, Ambipar Emergency Response (“Ambipar Response”), a company newly organized under the laws of the Cayman Islands, will hold the entire share capital of Emergência Participações S.A., as well as go public and be listed on the New York Stock Exchange (NYSE) under ticker symbol “AMBI.” The combined company is expected to have a pro forma Enterprise Value (EV) of about R$3.1 billion, which corresponds to an implied EV/EBITDA multiple of 11.1 times, considering the reported EBITDA for the year ended March 31, 2022, and an implied pro forma Equity Value of about R$2.9 billion. Ambipar, currently the sole shareholder of Emergência, will remain the majority shareholder of Ambipar Response, with about 72% of its share capital and 96% of its voting stock, considering the completion of the Business Combination with the contribution of cash in the amount of US$168 million, which amount is the minimum available cash requirement. Additionally, the Ambipar Group will be entitled to receive an earnout if certain negotiated conditions are fulfilled, thus increasing its equity interest in Ambipar Response and possibly increasing the implied pro-forma Enterprise Value of Ambipar Response by US$110 million.

•	CTA SERVIÇOS EM MEIO AMBIENTE LTDA.

On July 7, Ambipar announced in a Material Fact Notice the acquisition of 100% of CTA Serviços em Meio Ambiente Ltda. through subsidiary Ambipar Response ES S.A. and the change of the acquired company’s name to Ambipar Response Fauna e Flora Ltda. With gross revenue of R$21.6 million and EBITDA of R$5.0 million in 2021, CTA specializes in environmental services, mainly Emergency Preparedness and Response, with a focus on preserving and protecting the flora and rehabilitating wildlife in case of environmental accidents. CTA has 21 operational bases in the states of Rio de Janeiro, Espírito Santo and Bahia, as well as an interdisciplinary team of over 150 employees. In addition, it has synergies with Ambipar’s current operations in Brazil, LatAm, North America and Europe, thus helping complement Ambipar’s portfolio.

•	GRAHAM UTILITIES

On July 11, Ambipar announced in a Material Fact Notice the acquisition of 100% of Graham Utilities (“Graham”) through indirect wholly-owned subsidiary Ambipar Holding Canada. The acquired company’s corporate name will be Ambipar Response Graham. Specializing in industrial and emergency services for the road segment, Graham recorded gross revenue of CAD (Canadian dollars) 3.2 million (R$14.1 million) and EBITDA of CAD 1.5 million (R$6.6 million) in 2021. With this acquisition—Ambipar’s 5th in Canada and 12th in North America —, Ambipar now has 32 bases strategically located in that region.

•	C-TANK

On July 26, Ambipar announced in a Material Fact Notice the acquisition through subsidiary Emergência Participações S.A. (“Ambipar Response”) of C-Tank, which will become part of Ambipar Response. Headquartered in Niterói (Rio de Janeiro State) and operating mainly in the states of São Paulo and Rio de Janeiro, C-Tank specializes in cleaning industrial and naval tanks, and offers both onshore and offshore solutions. It has 300 employees and a large capacity for geographic expansion. It recorded gross revenue of R$41 million and EBITDA of R$19 million in 2021.

Income Statement

R$ million	2Q22	2Q21	Chg.		6M22	6M21	Chg.
NET REVENUES	853.4	356.2	139.6%		1,619.4	618.6	161.8%
Environment	520.8	165.9	213.9%		964.8	284.0	239.7%
Response	332.6	190.3	74.8%		654.6	334.6	95.6%
COST OF SERVICES	597.8	246.5	142.5%		1,122.1	424.7	164.2%
Environment	354.2	114.4	209.6%		649.5	195.1	232.9%
Response	243,6	132,1	84,4%		472,6	229,6	105,8%
GROSS PROFIT	255.7	109.7	133.1%		497.4	193.9	156.5%
Environment	166.7	51.5	223.7%		315.4	88.9	254.8%
Response	89.0	58.2	52.9%		182.0	105.0	73.3%
GROSS MARGIN	30.0%	30.8%	-0.8	p.p.	30.7%	31.3%	-0.6	p.p.
Environment	32.3%	31.0%	1.3	p.p.	32.8%	31.3%	1.5	p.p.
Response	26.8%	30.6%	-3.8	p.p.	27.8%	31.4%	-3.6	p.p.
SG&A	36.0	12.5	188.0%		73.9	23.9	209.2%
Environment	29,6	5,5	438,2%		59,9	10,1	493,1%
Response	6.5	7.0	-7.1%		14.0	13.9	0.7%
EBITDA	219.6	97.2	125.9%		423.4	170.0	149.1%
Environment	138.4	46.0	200.9%		256.8	78.8	225.9%
Response	82.6	51.3	61.0%		168.0	91.2	84.2%
EBITDA MARGIN	25.7%	27.3%	-1.6	p.p.	26.1%	27.5%	-1.4	p.p.
Environment	26.6%	27.7%	-1.1	p.p.	26.6%	27.7%	-1.1	p.p.
Response	24.8%	26.9%	-2.1	p.p.	25.7%	27.3%	-1.6	p.p.
FINANCIAL RESULT	-111.2	-8.8	1.163.6%		-171,6	-9.2	1.765.2%
Financial expenses	-149.8	-14.2	955.0%		-241.8	-25.2	859.5%
Financial revenues	38.6	5.4	614.8%		70.2	16.0	338.7%
Taxes	-15.7	-16.3	-3.7%		-36.7	-31.5	15.9%
NET INCOME	2.8	40.6	-93.1%		51.9	72.9	-28.8%

Composition of Gross Revenue

Composition			Var.		Var.			Var.
Gross Revenues			2Q22		2T22 x			6M22
R$ million	2Q22	2Q21	x2Q21	1Q22	1T22	6M22	6M21	x6M21
ENVIRONMENT
Gross revenues	602.8	193.5	211.4%	518.0	16.4%	1,120.8	329.4	240.2%
Total waste management	345.6	138.2	150.2%	296.5	16.6%	642.1	219.3	192.8%
Brazil	245.2	138.2	77.5%	182.2	34.6%	427.4	219.3	94.9%
International	100.4	0.0	NA	114.3	-12.2%	214.8	0.0	NA
Post consumption	102.3	1.1	8876.9%	95.8	6.9%	198.1	3.6	5463.4%
Carbon	12.9	0.0	NA	6.1	111.5%	19.0	0.0	NA
Others	141.9	54.2	161.7%	119.7	18.6%	261.6	106.6	145.4%
Brazil	97.0	54.2	78.9%	73.4	32.2%	170.4	106.6	59.9%
International	44.9	0.0	NA	46.3	-3.0%	91.1	0.0	NA
RESPONSE
Gross revenues	363.3	215.2	68.8%	350.4	3.7%	713.7	376.7	89.4%
Brazil	122.8	70.1	75.2%	112.5	9.1%	235.3	129.6	81.5%
International	240.6	145.1	65.8%	237.9	1.1%	478.4	247.1	93.6%
LatAm (Ex Brazil)	58.7	36.9	59.1%	57.9	1.4%	116.6	72.7	60.3%
Europe	50.5	42.4	19.2%	47.8	5.8%	98.3	65.7	49.7%
North America	131.3	65.8	99.5%	132.2	-0.7%	263.5	108.7	142.4%

			Var.		Var.	2Q22	2Q21		1Q22
Composition of	LTM	LTM	2Q22	LTM	2Q22	Pro	Pro	Chg.	Pro	Chg.
Gross Revenues	2Q22	2Q21	x2Q21	1Q22	x1Q22	forma	forma	Pro forma	forma	Pro forma
R$ million	(a)	(b)	(a/b)	(c)	(a/c)	(d)	(e)	(d/e)	(f)	(d/f)
ENVIRONMENT
Gross revenues	1,760.7	806.8	118.2%	1,659.0	6.1%	2,411.2	774.2	211.4%	2,072.1	16.4%
Total waste management	1,055.8	482.5	118.8%	1,007.5	4.8%	1,382.6	552.7	150.2%	1,186.0	16.6%
Brazil	736.5	482.5	52.6%	668.6	10.2%	980.8	552.7	77.5%	728.6	34.6%
International	319.2	0.0	NA	338.9	-5.8%	401.7	0.0	NA	457.3	-12.2%
Post consumption	256.7	17.5	1365.3%	230.3	11.4%	409.3	4.6	8876.9%	383.1	6.9%
Carbon	22.4	0.0	NA	17.8	26.1%	51.7	0.0	NA	24.4	111.5%
Others	425.9	306.8	38.8%	403.4	5.6%	567.6	216.9	161.7%	478.6	18.6%
Brazil	284.1	306.8	-7.4%	257.7	10.2%	388.2	216.9	78.9%	293.6	32.2%
International	141.8	0.0	NA	145.7	-2.7%	179.4	0.0	NA	185.0	-3.0%
RESPONSE
Gross revenues	1,077.4	611.5	76.2%	929.2	15.9%	1,453.3	860.7	68.8%	1,401.4	3.7%
Brazil	394.5	228.3	72.8%	341.9	15.4%	491.1	280.4	75.2%	450.0	9.1%
International	682.8	383.2	78.2%	587.4	16.3%	962.2	580.3	65.8%	951.4	1.1%
LatAm (Ex Brazil)	166.7	72.7	129.1%	144.8	15.1%	234.8	147.6	59.1%	231.5	1.4%
Europe	146.4	65.7	123.0%	138.3	5.9%	202.1	169.5	19.2%	191.1	5.8%
North America	369.8	108.7	240.0%	304.2	21.5%	525.3	263.3	99.5%	528.8	-0.7%

Breakdown of Costs of Services

R$ million	2Q22	2Q21
COST OF SERVICES		RESPONSE
Personnel	120.1	73.0
Third parties	49.5	19.7
Fuel	18.7	5.4
Freight	1.2	0.6
Maintenance	8.0	8.6
Taxes	6.2	2.1
Marketing	0.7	0.9
Materiais	3.5	2.3
Telecomunications	0.6	0.4
Travel	4.6	2.4
Rentals	9.5	7.3
Others	20.8	9.2

About Ambipar Response

Ambipar Response is a leading environmental solutions service provider in Brazil with a global presence, with expected 2022 net revenue of approximately R$1.7 billion. Ambipar Response is present in 16 countries with 216 service centers. The company was founded in 1995 Tercio Borlenghi Jr. For more information, visit ambipar.com.

About HPX

HPX (NYSE: HPX) is a special purpose acquisition company that, since its $253 million initial public offering on NYSE in July 2020, has sought to combine its business with a Brazil-based company in an industry which would benefit from long-term growth in the Brazilian economy, with an international expansion plan as part of its overall growth strategy and that could benefit from HPX’s management team’s experience in operating in global markets. HPX’s sponsor is HPX Capital Partners LLC, which is controlled by Bernardo Hees and Rodrigo Xavier, both co-chairmen of HPX’s board of directors, and Carlos Piani, HPX’s CEO and CFO. For more information, visit hpxcorp.com.

About Ambipar Group

Ambipar Participações e Empreendimentos S.A. is a holding company founded in 1995 by Mr. Tercio Borlenghi Junior and operates into two service divisions: Response and Environment. Ambipar Group became a publicly-traded company in 2020 by listing on the Brazilian stock exchange (B3: AMBP3).

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and expectations related to the terms and timing of the Business Combination. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Ambipar Response’s and HPX’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Ambipar Response and HPX. These forward-looking statements are subject to a number of risks and uncertainties, including those factors discussed in HPX’s final prospectus that forms a part of HPX’s Registration Statement on Form S-1 (Reg No. 333-239486), filed with the SEC pursuant to Rule 424(b)(4) on July 15, 2020 (the “Prospectus”) under the heading “Risk Factors,” and other documents of HPX filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither HPX nor Ambipar Response presently know or that HPX and Ambipar Response currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect HPX’s and Ambipar Response’s expectations, plans or forecasts of future events and views as of the date of this press release. HPX and Ambipar Response anticipate that subsequent events and developments may cause HPX’s or Ambipar Response’s assessments to change. However, while HPX and Ambipar Response may elect to update these forward-looking statements at some point in the future, HPX and Ambipar Response specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing HPX’s or Ambipar Response’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed Business Combination will be submitted to the shareholders of HPX for their consideration. HPX intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to HPX’s shareholders in connection with HPX’s solicitation for proxies for the vote by HPX’s shareholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed Business Combination. After the Registration Statement has been filed and declared effective, HPX will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Business Combination. HPX’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with HPX’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed Business Combination, because these documents will contain important information about HPX, Ambipar Response and the proposed Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed Business Combination and other documents filed with the SEC by HPX, without charge, at the SEC’s website located at www.sec.gov or by directing a request to 1000 N. West Street, Suite 1200, Wilmington, Delaware 19801.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE BUSINESS COMBINATION OR ANY SECURITIES OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION PROVIDED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

HPX, Ambipar Response and certain of their respective directors, executive officers and other members of management, employees and consultants may, under SEC rules, be deemed to be participants in the solicitations of proxies from HPX’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of HPX’s shareholders in connection with the proposed Business Combination will be set forth in HPX’s proxy statement / prospectus when it is filed with the SEC. You can find more information about HPX’s directors and executive officers in the Prospectus. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the Registration Statement when it becomes available. Shareholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute a “solicitation” (as defined in Section 14 of the Securities Exchange Act of 1934, as amended); it does it constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Non-GAAP Financial Measure and Related Information

Certain of the exhibits to this press release reference certain financial measures including, among others, EBITDA and EBITDA Margin (together, “Non-GAAP Financial Measures”) which are financial measures that are not prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) or IFRS. These Non-GAAP Financial Measures do not have a standardized meaning, and the definition of such Non-GAAP Financial Measures used by SPAC and Ambipar may be different from other, similarly named non-GAAP measures used by others. In addition, such financial information is unaudited and does not conform to SEC Regulation S-X and as a result such information may be presented differently in future filings with the SEC.

Investor Relations Contact

Ambipar Response: ri@ambipar.com

HPX Corp: ir@hpxcorp.com